PRESS RELEASE June 29, 2026
Share buybacks in Ericsson during the period June 22 – June 26, 2026

During the period June 22 – June 26, 2026, Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”) (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN: SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
22/06/2026	2,150,000	110.7508	238,114,220.00
23/06/2026	1,866,402	111.7693	208,606,445.06
24/06/2026	800,000	110.5409	88,432,720.00
25/06/2026	650,000	109.5024	71,176,560.00
26/06/2026	650,000	106.7247	69,371,055.00
Total	6,116,402	110.4736	675,701,000.06

The share repurchases are a part of the share buyback program of up to SEK 15,000,000,000 which Ericsson announced on April 16, 2026, and which runs between April 23, 2026, and March 31, 2027, at the latest. The Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson’s obligations under its share-related incentive programs, are cancelled.

The share buyback program is executed in accordance with the Regulation (EU) No 596/2014 of the European Parliament and of the Council on market abuse (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR (the Safe Harbour Regulation).

All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.

Following the repurchases above, Ericsson’s holding of treasury stock amounts to 63,998,958 Class B shares. There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

NOTES TO EDITORS:
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PRESS RELEASE June 29, 2026

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